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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                 Amendment No. 4
                                (Final Amendment)
                                       to
                                SCHEDULE 14D-1/A
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                       and

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                -----------------

                              CN Biosciences, Inc.
                            (Name of Subject Company)

                              EM Acquisition Corp.
                           EM Industries, Incorporated
                         Merck KGaA, Darmstadt, Germany
                                    (Bidders)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   125946 10 3
                      (CUSIP Number of Class of Securities)

                             Stephen J. Kunst, Esq.
                    Group Vice President and General Counsel
                           EM Industries, Incorporated
                                 7 Skyline Drive
                               Hawthorne, NY 10532
                            Telephone: (914) 592-4660
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                -----------------

                                    Copy to:
                                Coudert Brothers
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 626-4400
                        Attention: Thomas J. Drago, Esq.

                                -----------------

                                December 24, 1998
         (Date of Event Which Requires Filing Statement on Schedule 13D)

                                Page 1 of 6 pages
                           Exhibit Index is on Page 5
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     This Amendment No. 4 (this "Amendment") amends and supplements the combined
Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and Statement on
Schedule 13D (the "Schedule 13D"), which was originally filed with the Securities and Exchange Commission (the "Commission") on November 25, 1998, by Merck KGaA, Darmstadt, Germany, a corporation organized under the laws of Germany ("Merck KGaA"), EM Industries, Incorporated, a New York corporation and an indirect subsidiary of Merck KGaA ("Parent"), and EM Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), as amended and supplemented by Amendment No. 1 thereto which was filed with the Commission on December 2, 1998, Amendment No. 2 thereto which was filed with the Commission on December 7, 1998 and Amendment No. 3 thereto which was filed with the Commission on December 9, 1998, relating to Purchaser's tender offer for all outstanding shares of Common Stock, par value $.01 per share, of CN Biosciences, Inc., a Delaware corporation, at $25.00 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 1998, a copy of which has been filed as Exhibit (a)(1) to the Schedule 14D-1, and in the related Letter of Transmittal, a copy of which has been filed as Exhibit (a)(2) to the Schedule 14D-1.

     All capitalized terms used in this Amendment shall have the meanings attributed to them in the Schedule 14D-1. The item numbers and responses thereto are in accordance with the requirements of Schedule 14D-1.

Item 6. Interest in Securities of the Subject Company.

     Item 6 is hereby amended and supplemented as follows:

     The Offer expired at 12:00 midnight, New York City time, on Wednesday, December 23, 1998. Based on information provided by the Depositary, approximately 5,522,967 Shares or 96.5% of the outstanding Shares were validly tendered and not withdrawn pursuant to the Offer (including 140,283 Shares tendered by means of guaranteed delivery). Purchaser has accepted for payment, and has notified the Depositary to promptly pay for the tendered and accepted Shares, in accordance with the Offer. On December 24, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(11) and incorporated herein by reference.

     Parent and Purchaser intend to complete the acquisition of the remaining Shares by promptly merging Purchaser with and into the Company in accordance with Delaware's short form merger provisions.

Item 10. Additional Information.

     Item 10(f) is hereby amended and supplemented as follows:

     The information provided in this Final Amendment under Item 6 is incorporated herein by reference.

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Item 11. Materials to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented to add the following:

     (a)(11)   Text of Press Release, dated December 24, 1998.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 24, 1998
                                       EM ACQUISITION CORP.

                                       By: /s/ Dieter Janssen
                                           Name: Dieter Janssen
                                           Title: President & CEO

                                       EM INDUSTRIES, INCORPORATED

                                       By: /s/ Richard K. Hackett
                                           Name: Richard K. Hackett
                                           Title: Vice President, Finance

                                       MERCK KGaA, DARMSTADT, GERMANY

                                       By: /s/ Klaus-Peter Brandis
                                           Name: Klaus-Peter Brandis
                                           Title: Head of Legal Department

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                                  EXHIBIT INDEX

Exhibit

(a)(11)   Text of Press Release, dated December 24, 1998.